1301 Second Avenue Seattle, WA 98101

November 30, 2007

Via Facsimile (202) 772-9208 and EDGAR

Christian N. Windsor, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Washington Mutual, Inc. Definitive 14A, filed March 19, 2007 (File No. 01-14667)

Dear Mr. Windsor,

            This letter is in response to the comment letter, dated September 26, 2007, addressed to Mr. Kerry Killinger, Chief Executive Officer of Washington Mutual, Inc. (“WaMu” or the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced definitive proxy statement filed March 19, 2007 (the “2007 Proxy Statement”).

            The Company acknowledges that: (i) the Company is responsible for the adequacy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Below we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.  For convenience in responding to certain of the comments, we have subdivided them in order to more effectively respond to each part of the comment.

Compensation Discussion and Analysis, page 22

Setting Compensation Levels, page 22

1A.   Please disclose how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(l)(vi) of Regulation S-K. It is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.

WaMu Response:  As discussed on pages 22 and 23 of our 2007 Proxy Statement, cash compensation (consisting of salary and annual incentive bonus) is evaluated collectively and, separately, long-term equity incentive compensation (consisting of options, restricted stock and performance share awards) is evaluated collectively.  The distribution of the three components of long-term equity incentive compensation is determined mathematically, as reflected in the table set forth at the bottom of page 25, based upon the three alternative weightings offered to our executive officers, including our “named executive officers” (the “Named Executives”) by the Human Resources Committee of our Board of Directors (the “Committee”) and the preference indicated by the executive.  The interaction between salary and target annual incentive bonus is not as formulaic as the components of long-term equity incentive compensation, and instead reflects the Committee’s reasoned judgment.

As we described on page 24 of our 2007 Proxy Statement in the table under the heading “Components of Direct Compensation”, each element of direct compensation supports our compensation objectives outlined on page 22 under “Objectives of our Compensation Programs.”  The objectives of each element of long-term equity incentive compensation are set forth on page 25 under the heading “Long-Term Equity Incentive Compensation.”

As we develop disclosure in response to this and other comments addressed below to more specifically explain decisions underlying the elements of compensation, we will seek to state clearly whether and how each element of compensation is reviewed (independently or collectively with the other elements).

1B.   Please provide sufficient quantitative or qualitative disclosure of the analyses underlying the Committee's decision to make specific compensation awards.

WaMu Response:  As stated on page 23 of our 2007 Proxy Statement, our Named Executives are assigned to pay-levels, which reflect our philosophy that cash compensation for each Named Executive (consisting of salary and annual incentive bonus) should be at approximately the 50th percentile compared to comparable positions at the Company’s primary peers and that long-term equity incentive compensation (consisting of options, restricted stock awards and performance shares) should be at approximately the 75th percentile compared to peers.  While our CEO’s compensation is also compared to peers, there is no assigned salary range and bonus target range for his position for reasons discussed more in our response to Comment 3 below.  The Committee may in its discretion approve compensation that is outside these ranges to recruit or retain talent.  The Committee does not attempt to match compensation levels to exact 50th or 75th percentiles of market data; rather, the market data is used in conjunction with qualitative factors in making compensation decisions.

Within this framework, the Committee reviews several factors when making its compensation decisions for our Named Executives.  The Committee reviews both current year and three-year average market data to minimize one-year anomalies that might otherwise inappropriately influence pay decisions.  The Committee also reviews Company performance and individual qualitative factors such as the Named Executive’s performance, business unit performance, previous experience, incumbent time in his or her job and internal pay equity.  There is no formal weighting of these internal factors or the market data used by the Committee in making its decisions, and typically specific factors are not called out as the basis for a particular decision.

In future filings, the Company will provide more specific quantitative and qualitative disclosures of the analyses underlying the Committee's decision to make specific compensation awards.  For example, the Company will disclose the actual cash and long-term equity amounts for each Named Executive and where they fall relative to the peer targets (above or below the 50th or 75th percentile).  Likewise, we will identify and explain any instances when the Committee has exercised its discretion to approve compensation that is outside the pay-level ranges.

1C.   Also, discuss how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and how or why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

WaMu Response:  Please see our response to part 1A of this comment set forth above.

2.     Please provide disclosure that discusses the Committee's analysis of the information contained in the total compensation profiles and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program.

WaMu Response:  As we disclosed on page 23 of our 2007 Proxy Statement, the Committee receives and reviews profiles that summarize each Named Executive’s total compensation at each regularly scheduled Committee meeting.  These profiles provide an ongoing status update of each element of executive pay, including total annual compensation and projected value of compensation upon separation of employment under various circumstances.

The Committee does not use the rewards profiles as a basis to determine the amount of compensation to pay to Named Executives; rather the Committee uses the profiles as a resource that summarizes the overall total compensation awarded to the Named Executives in the past and the anticipated future value of compensation programs.  In this regard, the profiles assist the Committee in identifying factors that may be taken into account in setting elements of compensation, such as internal pay equity, retention risk and the value of past awards.  As indicated in our response to Comment 1B above, to the extent that particular factors are identified by the Committee as being a material factor that affects decisions regarding a particular element of compensation, we will disclose those factors in our future proxy statements.  If the role of the rewards profiles changes in the future so that they otherwise materially affect compensation decisions, we will also provide appropriate disclosure in future proxy statements.

3.     There appear to be significant differences in the manner in which you compensate Mr. Killinger as compared to the other named executive officers. For example, you target 94% of Mr. Killinger's compensation to be "at risk" with variances for company performance, whereas only 85% of the compensation of other named executives appears to be variable. Please discuss material differences in compensation policies with respect to individual named executive officers and how those differences impact your compensation program.  Refer to Section II.B.l. of Commission Release No. 33-8732A.

WaMu Response:  The elements of Mr. Killinger’s compensation are structured the same as other Named Executives.  As stated in our responses to Comment 1 above, these ranges reflect the guideline that cash compensation (consisting of salary and annual incentive bonus) should be at approximately the 50th percentile compared to peers and that long-term equity incentive compensation (consisting of options, restricted stock awards and performance shares) should be at approximately the 75th percentile compared to peers.  The amounts of annual compensation that we paid to each Named Executive in 2006 varied because of differences in responsibilities and employment duties, not because of differences in compensation policies.

As we disclosed on page 23 of our 2007 Proxy Statement, a slightly higher proportion of Mr. Killinger’s 2006 direct compensation was variable and based on Company performance, when compared to our other Named Executives.  This variability, which we do not consider to be material, was primarily because the Committee awarded Mr. Killinger a slightly higher percentage of long-term equity incentive compensation to better align his compensation with the risks inherent in the Company’s business strategy and the pay practices of the Company’s peers.  In addition, the Committee has not increased Mr. Killinger’s base salary since 1999 based on our objective (discussed on page 23 of the 2007 Proxy Statement) of providing compensation that is deductible under Section 162(m) of the Internal Revenue Code.  In future filings, as applicable, we will better highlight the effect that these policies have on the mix of compensation elements, when material.

Salary and Annual Incentive Compensation, page 24

4.    You discuss three measurements that you use to determine the funding of the Leadership Bonus Plan as well as the performance objectives tied to your long-term equity incentives. Please disclose the specific items of corporate performance and individual objectives used to determine incentive amounts and discuss how your incentive awards are specifically structured around these performance goals and objectives. See Item 402(b)(2)(v) of Regulation S-K.  To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 3 to Item 402(b) of Regulation S-K, please provide the staff with a supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

WaMu Response:   On pages 24 and 25 of our 2007 Proxy Statement we discuss the three performance measures for our Leadership Bonus Plan.  Specifically, we stated that for 2006 the performance objectives included an earnings-per-share measure weighted at 40%, a non-interest expense measure weighted at 45% and a customer satisfaction measure weighted at 15%.  We likewise disclosed 2006 actual performance relative to the applicable targets for each performance measure (109%, 118.4% and 130%, respectively).

We did not disclose target levels of performance under each of these measures because we believed that they involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company, within the scope of Instruction 4 to Item 402(b).  We supplementally provide the following information to substantiate our position:

•        As explained further in response to Comment 6 below, the earnings-per-share measure was established by the Company as a proprietary matrix involving different “target” amounts that apply depending upon the interest rate environment.  Specifically, as discussed on page 24 of our 2007 Proxy Statement, the actual EPS targets that apply for the year depend upon the average short-term interest rates and the average spread between short-term and long-term interest rates that existed over the course of the year.  As explained below, information about the target amounts within this matrix is confidential information regarding the Company’s sensitivity to movements in interest rates.

The EPS target matrix is confidential within the meaning of Exemption # 4 under the Freedom of Information Act.  Since 2004 we have not provided public guidance on our earnings-per-share estimates.  In lieu of providing specific earnings-per-share guidance, it has been our standard practice since 2004 to publicly disclose our key earnings drivers and update those drivers as necessary during the course of the year.

The EPS target matrix is also competitively sensitive, as disclosing the target amounts would reveal the Company’s net interest income sensitivity between short-term and long-term interest rates and to the absolute level of interest rates. The matrix reflects our expectations about the impact on our results of one of our primary earnings drivers (net interest income), as it impacts our business in various interest rate environments. The matrix is based upon our extensive experience in the consumer banking business and the resources we devote to this key aspect of our business. In addition, the matrix reflects our proprietary economic assumptions and forecasts related to the housing market and economic conditions, and credit expectations. In developing the matrix, we utilize the proprietary economic modeling that we rely on in developing our business strategy. This information could be used by our competitors and other parties (i) to determine our proprietary business and funding strategies given various potential interest rate environments, (ii) to utilize for their own benefit our proprietary economic modeling, and (iii) to discover our internal forecasts as to the impact that interest rate changes will have on our business and financial results. Thus, because this measure contains important information about a key part of our business strategy, it would put us at a competitive disadvantage to disclose the EPS matrix in more detail.

•       The customer satisfaction measure is based on a propriety measurement system.  This information likewise is not publicly disclosed and is competitively sensitive.  The metrics by which we measure customer satisfaction reflect our views about the standards that we need to obtain to satisfy our customers.  These standards reflect our years and breadth of experience in the consumer finance market.  They comprise trade secrets because they reflect our propriety customer relations models and our view on how best to compete in attracting and retaining customers.  Disclosure of these specific criteria and our goals under these standards would competitively harm the Company because it would enable our competitors (i) to learn from our experience and seek to imitate our successes, (ii) to better evaluate methods in which they might seek to distinguish their products and services from our products and services and (iii) to publicize to our detriment any areas where we might not have fully achieved our goals.  Thus, because this measure tracks our performance in ways that differentiate us from our competitors, it would put us at a competitive disadvantage to disclose this system in more detail.

•       We disclosed our actual performance for non-interest expense for 2006 ($8.807 billion) and disclosed that this was an achievement level of 118.4% for this goal.  We believed that this disclosure provided sufficient information regarding the various targets applicable for this measurement.  Upon our re-evaluation, we have determined that in our future proxy statements, we will disclose the actual schedule of targets for this measurement.

In light of our determination that disclosure of actual performance targets for these objectives would be competitively harmful, we discussed on page 24 and 25 of the 2007 Proxy Statement the level of difficulty in achieving high performance against the three measures.  Specifically, we discussed:

•        The objective in setting the goals by stating, “Because the Company targets Named Executive cash compensation (salary and cash bonus) at the median compared to the Company’s peers, the Leadership Bonus Plan performance measures, including the measures for 2006 performance, are usually set at challenging, yet achievable levels that, with a few exceptions have generally resulted in payouts close to 100% of targeted amounts.”

•        Actual past experience in achieving comparably designed goals by providing actual payout levels for the Named Executives in each of the past four years (98.1%, 64.2%, 118.5% and 116.4%).

We believe this level of detail provides investors with an understanding of the expected degree of difficulty for achieving targeted results.

5.    You disclose that the Committee changed the weighting for the three targets which drive compensation under the Leadership Bonus Plan. To the extent appropriate, please discuss the factors which led the company to set the weights at the level used for determining the compensation for the fiscal year for which you are reporting compensation. Please refer to Item 402(b)(l)(v) and Item 402(b)(2)(v) of Regulation S-K.

WaMu Response:  Each year, the Committee selects the Leadership Bonus Plan performance measures it chooses to emphasize during the plan year.  As stated on page 25 of the 2007 Proxy Statement, the objectives are selected and weighted “based on what we believe needs to be accomplished each year in order to drive long-term shareholder value.”  To the extent applicable, we will in future years discuss material factors that are the basis for specific changes.  For example, as disclosed on page 25 of the 2007 Proxy Statement, for the 2007 Leadership Bonus Plan we added a non-interest income performance measure.  This performance objective was added to provide a tandem measure of both income and expense to reflect our Company’s drive to increase shareholder value.  While expense management is still an important measure in 2007, we lowered the weighting on the non-interest expense measure from 40% to 25% based on the inclusion of non-interest income and to balance our focus on both generating income and reducing expense.

6.    It appears that you changed your earnings-per-share measurement ‘To account for the interest rate environment’ in 2006. Refer to disclosure on page 24. Please discuss how this type of adjustment occurs, the time at which you set the formula, and the discretion the Committee, its consultant or the executive officers have in changing the target amount. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

WaMu Response:   We did not change the earnings-per-share measure during 2006.  Instead, as described on page 24 of our 2007 Proxy Statement, the Leadership Bonus Plan earnings-per-share measure is “formulaically adjusted based on the interest rate conditions that existed over the course of the year. . .”  This means that at the beginning of the year, the Committee approves a detailed measurement formula that consists of a matrix that contains different EPS target levels depending on the short term interest rates and the spread that exists between short term and long term interest rates over the course of the year.  This is intended to automatically account for the interest rate environment without having to amend the EPS measures during the course of the year based on developments in the macroeconomic environment.   At the end of the year, once the actual average short term interest rates and the average interest rate spread for the year are known, the target EPS level is determined under the matrix.  Actual EPS is then measured against the applicable target.  In our future disclosures, we will clarify that the measure is pre-established at the beginning of the year and automatically adjusted based on a preset formula, as opposed to adjustments based on actions taken by the Committee.

Long-Term Incentive Compensation, page 25

7.    Please clarify how you link the various components of your long-term equity incentive programs to the four measurements of corporate performance. Please refer to Item 402(b)(l)(v) and 402(b)(2)(v) of Regulation S-K.

WaMu Response:  Our annual long-term equity incentive program includes the following elements: stock options, restricted stock awards and performance shares.   On page 25 of our 2007 Proxy Statement, we indicated that the various components of our long term equity incentive compensation programs are linked to changes in our common stock price, earnings growth, return on tangible common equity, and/or total shareholder return.  In the text below the listing of those four measures, we described how stock options and restricted stock awards relate to these performance objectives by stating that:

•        Stock options have the potential for significant value appreciation tied to the Company’s stock price; and

•        Restricted stock that vests over time enhances retention and focuses executives on total shareholder return.

As stated on pages 26 and 27, performance shares vest based on the Company’s performance relative to a peer group measured with respect to earnings-per-share growth, total shareholder return and average return on tangible common equity.  We more fully described how these specific measures of performance are tied to the performance share program on pages 26 of the 2007 Proxy Statement.  In future filings, we will consider means to more clearly highlight how the specific measures of corporate performance are taken into account in compensation decisions.

8A.  Please describe the factors the Committee considers in setting the amount of shares that serve as long term incentives. In particular, please clarify the extent to which the Committee relies upon the peer group information, corporate performance, and/or individual performance in setting the amount of equity compensation. Please refer to Item 402(b)(l)(v) of Regulation S-K.

WaMu Response:  As discussed in our response at Comment 1B above, the Committee does not follow a formulaic approach in determining the weighting of qualitative and quantitative factors that are taken into account in setting the amount of long-term equity incentive compensation for the Named Executives.  As noted in our response to that comment, in future filings we will however provide more specific disclosures of the analyses underlying the Committee's decision regarding the target dollar value of the long-term equity incentive component of compensation awarded to the Named Executives.

We discussed on pages 25 and 26 of the 2007 Proxy Statement how the dollar amount of the long-term equity component established by the Committee was converted into the mix and number of shares under specific awards.  In determining the number of stock options, we establish a representative binomial value based on an analysis of our common stock’s closing price during the 60 to 90 days prior to the grant date.  The binomial value of stock options uses factors such as the risk-free interest rate, stock volatility over the term of the option, the length of the option term, dividend yield and exercise and market price of the option.  The compensation consultant to the Committee assists in determining the representative binomial value to use in the determination of the number of stock options.  For the 2006 equity awards, we utilized $9.00 as our representative binomial value. We also determine the number of restricted stock awards and performance shares using this same methodology, and apply a discount factor for performance shares to reflect the risk associated with the applicable performance criteria.  Once the Named Executive’s desired selection among the three equity choices described on page 25 is known and the Committee has determined the appropriate total equity value to award each Named Executive, the Company uses the established values to determine the final number of shares or options to be awarded to each Named Executive.  For example, if an executive received $100,000 worth of stock options, the number of options awarded was 11,100, -- $100,000 divided by $9.00, and pursuant to our standard practice, rounded down to the nearest hundred shares.

8B.  Also, clarify why the Committee sets the amount of long-term equity compensation which must be paid in the form of performance shares at 30% of total awards, Please refer to Item 402(b)(2)(iv) of Regulation S-K.

WaMu Response:

As discussed on pages 25-27 of the 2007 Proxy Statement, our equity program consists of three components, stock options, restricted stock and performance shares, that are designed to be a balanced reflection of our long-term objectives.  As part of our program we also offer executives the ability to express a preference for a mix of the three components that can be more heavily weighted toward restricted stock or stock options.  The Committee, working with its compensation consultant, elected to fix the performance shares component at 30% to ensure that each executive had the same weighting of their total equity award in the riskiest vehicle.   Setting the value at 30% allowed for meaningful differentiation from the other two vehicles -- stock options and restricted stock.  Given the nature of the performance shares program, this fixed weighting also links a significant portion of each executive officer’s equity compensation to a program that measures the Company’s performance in comparative terms versus the applicable peer group.

Stock Options and Restricted Stock, page 26

9.   Please discuss how you determine when to award equity-based compensation. Please refer to Item 402(b)(2)(iv) of Regulation S-K.

WaMu Response:  On page 25 of our 2007 Proxy Statement, we disclosed that our long term equity incentive awards are made “in January of each year.”  Our Committee routinely meets the third Tuesday of January, which is the day before our earnings release for the fourth quarter of the previous year.  The Committee approves executive officer compensation decisions at this time, including the number of shares to award each Named Executive and the form of award (e.g., mix of stock options, restricted stock awards with any associated performance conditions and performance shares).   Long term equity awards are made on the Friday following the Committee meeting, which coincides with the opening of our quarterly insider trading window.  We established this practice in January 2005 to reflect our intention to avoid granting annual equity awards until after fourth quarter and full year earnings have been made public. This timing was changed in 2005 from the December timeframe to provide the Committee with more data for making its decisions; namely, that full-year performance for the prior year would be known at the time of the awards. This timing also provides for vesting of restricted stock awards to occur during a quarterly open trading window.  In future filings, where material, we will further discuss this process.

Performance Shares, page 26

10.  Please describe how you calculate results under the performance share component of your long-term equity incentive compensation program. Specifically, clarify how you compare the performance of Washington Mutual to the performance of the peer group. Please refer to Item 402(b)(2)(v) of Regulation S-K.

WaMu Response:  In future proxy statements we will describe in more detail how the calculations are performed for determining the amount of performance shares that are reported as being earned.  Because this information is largely formulaic, we may provide this information in narrative accompanying the compensation tables.  In the following paragraph, we provide supplemental information regarding this process.

Towers Perrin, the compensation consultant to the Committee, evaluates our Company’s performance under our performance share program on a quarterly basis.  This evaluation is performed after Form 10-Ks and Form 10-Qs are filed by those companies that make up our peer group.  Towers Perrin gathers results of each peer company on the three measures of the plan:  return on tangible common equity (“ROTCE”), total shareholder return and earnings growth.  Each company, including our Company, is then stack ranked from best performing to worst performing on each of the three measures.  A score based on their rank is then assigned (e.g., a company that performs worse than 44 of the companies on ROTCE would have a score on that factor of 45, while the best performing company receives a score of 1). The total points for each company are added together and then stack ranked again.  Our Company’s total points compared to the total points of the other financial institutions within the peer group are then used to determine a percentile position.  This analysis is performed on a cumulative basis throughout the three-year measurement cycle of each award, and a final score is used after the cycle ends to determine if a payout for a particular award is earned.  As noted on page 27 of our 2007 Proxy Statement, if our Company’s performance for an award falls below the 30th percentile of peer performance, no payout is achieved.

11.  Please identify the components of the peer group you used to measure performance under the performance share plan.  Also discuss why the Committee believes that comparing Washington Mutual's performance against the Standard & Poors Financial Index represents an appropriate measurement of performance, compared to the peer group used in determining other levels and forms of compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

WaMu Response:  As stated on pages 26 and 27 of our 2007 Proxy Statement, performance shares vest based on the Company’s performance relative to a peer group measured with respect to earnings-per-share growth, total shareholder return and average ROTCE, relative to the performance of the approximately 70 financial services companies (excluding real estate investment trusts) comprising the Standard & Poors Financial Index (the “S&P Index”) at the time that the performance share awards are made.   The exact composition of the S&P Index is information that is broadly publicly available to shareholders and other interested parties, and it represents a broad cross-section of performance within our industry.  REITS are omitted from the S&P Index for the purposes of our performance shares program because they tend to focus exclusively on owning or managing real estate or land assets and their capital structure is significantly different.

In future filings, we will discuss material factors leading to our selection of the S&P Index for purposes of measuring relative performance.  Specifically, because our performance shares program is a long-term incentive compensation vehicle, with performance measured at the end of a three-year cycle, we believe that a broader group of peer companies is more appropriate when measuring performance.  We use this broader peer group for the three-year performance cycle, as opposed to the smaller peer index used when measuring relative compensation amounts, because it is less influenced by consolidations in the financial services industry and by results that for unusual reasons may greatly vary from the results of most companies in the industry. The S&P Index represents a broad group of leading financial services companies encompassing a variety of business models.  Our Company does not select the individual companies that make up the S&P Index, rather the peer group for each performance cycle is composed of the companies included in the S&P Index at the start of the applicable performance cycle that are still publicly traded at the conclusion of the cycle. That is, companies will not be added to the peer group after the start of a cycle and will only be removed if they are no longer publicly traded at the conclusion of the cycle.

2005 Five-Year Performance-Based Restricted Stock Award, page 27

12.  Please discuss how you measure performance under this program in order to determine if the shares will vest at the conclusion of the five year period.

WaMu Response:  As stated on page 27 of the 2007 Proxy Statement, performance under this program is measured by the Company’s average ROTCE over the period from July 1, 2005 through December 31, 2009.  Because the process for measuring performance under this metric is largely formulaic, we will provide this information in narrative accompanying the compensation tables.  In the following paragraph, we provide supplemental information regarding this process.

We measure ROTCE on a quarterly basis.  At the end of the performance period, final results will be calculated by taking annualized performance on ROTCE for each of the years covered by the performance period and dividing by 5.  When final results are known, the payout matrix established at the time of the grant will be used to determine the number of shares awarded.  The minimum number of shares that may be earned is zero; the award has a threshold performance level of 50% that must be obtained for a payout to occur.  The maximum number of shares that may be awarded is 100% of the original grant, plus accumulated dividends.

Summary Compensation Table, page 30

13.  In narrative disclosure to these tables, please discuss the amounts reported in the Summary Compensation Table and the Grants of Plan Based Awards Table in appropriate detail. Consider discussing, for example, the impact of the performance shares and other equity incentive program vesting schedules. Please refer to Item 402(e) of Regulation S-K.

WaMu Response:  In preparing our 2007 Proxy Statement, we believed that the footnotes to our Summary Compensation Table and Grants of Plan Based Awards Table that we included appropriately disclosed material details about the compensation elements and amounts reported in each table.  In our future proxy statements, we will move disclosure of these details from the footnotes to a narrative section and, when appropriate, expand them to provide additional material information that assists with an understanding of the information presented.

Potential Payouts Upon Termination or Change-in-Control, page 41

15A.  Please describe and explain how you determined the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various change of control arrangements.

WaMu Response:  Our change in control arrangements were put in place at various times and reflect a variety of different considerations, but primarily result from periodic assessments of pay practices in the financial services industry by the Committee and its compensation consultant and the fact, noted on page 21 of our 2007 Proxy Statement, that the industry is highly competitive, dynamic and has a history of consolidations and corporate transactions.  In future filings, we will disclose additional details and background information on these determinations.  For example, this disclosure may cover the following points:

Mr. Killinger’s employment agreement was negotiated in 1998 when the Company’s Board of Directors determined that due to consolidations in the industry, change in control protection was appropriate for both Washington Mutual and Mr. Killinger.  Mr. Killinger’s arrangement, described on pages 41-46 of the 2007 Proxy Statement, was consistent with market practices at that time, which are still common in both the banking industry and among other large companies.

Mr. Rotella’s employment agreement, negotiated and signed in 2004 is similar to Mr. Killinger’s arrangement, and is described on pages 41-47 of the 2007 Proxy Statement.  The Committee concluded that Mr. Rotella’s employment agreement was necessary to attract and retain the caliber of executive talent found at his level.  Messrs. Killinger’s and Rotella’s agreements were both designed to protect the Company’s and the executive’s interests, and to assist the Company in maintaining a high level of stability within our executive ranks.

Messrs. Corcoran and Casey’s change in control arrangements, as described on pages 41-48 of the 2007 Proxy Statement, are similar to those found in the employment agreements for Messrs. Rotella and Killinger.  The Committee believes that it is important for all top executives to hold a similar agreement to ensure the same level of focus and commitment during a potential change in control, without concern for their own financial situation and personal career opportunities should such an event occur.

Equity acceleration upon a change in control is a common practice within and outside the banking industry.  Equity compensation is an important tool in the Company’s compensation portfolio, and allowing vesting upon a change in control ensures that executives’ interests are aligned with those of our shareholders.

As noted on pages 41-48 of the 2007 Proxy Statement, the Company’s Executive Target Retirement Income Plan has an acceleration feature upon a change in control, such that executive officers are given three additional years of service credit upon a change in control, as well as additional vesting credit.  The Company designed the plan in this manner under the assumption that the executive will lose the ability to earn retirement credits under this plan due to the change in control.

15B.  Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(l)(v) and (j)(3) of Item 402 of Regulation S-K.

WaMu Response:  In the future, we will clarify that our change-in-control arrangements are designed to be consistent with our objectives of attracting and retaining qualified executives.  Other elements of compensation are determined on an annual basis, using our pay-for-performance philosophy and with an expectation and objective of retaining and motivating our executives while employed.  Therefore, to date, decisions regarding change-in-control arrangements have not been material factors in determining other elements of in-service compensation.  To the extent that such arrangements affect decisions on other elements of compensation in the future, we will provide appropriate disclosure of that interaction.

Sincerely yours, /s/ Fay L. Chapman Fay L. Chapman Senior Executive Vice President